John E. Lux, Esq.	1629 K Street, Suite 300
Washington, DC 20006
Lux Law, pa	(202) 780-1000
john.lux@securities-law.info

October 5, 2018

Edward M. Kelly

Senior Counsel

Division of Corporation Finance

Office of Manufacturing and Construction

Re:	Sky440, Inc. Offering Statement on Form 1-A Amended Offering Statement on Form 1-A Filed October 3, 2018 File No. 24-10873

Dear Mr. Kelly:

On behalf of Sky440, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated September 11, 2018, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Amendment 1 to Offering Statement on Form 1-A filed August 28, 2018 General

1.	We note your response to comment 1 of our letter dated August 22, 2018. Please update your exhibits and your exhibit index as appropriate.

Kindly be advised that the Exhibits have been updated.

The Company and its management acknowledges that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (727) 656-5504 with any questions.

Sincerely,

/s/ John E. Lux

John E. Lux, Esq.